UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ARIAD Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

04033A100
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 04033A100	Page 2 of 8 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,000,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.46%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 04033A100	Page 3 of 8 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,000,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.46%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 04033A100	Page 4 of 8 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,816,801
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,816,801
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,816,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.59%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 04033A100	Page 5 of 8 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Domestic Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,183,199
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,183,199
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,183,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.87%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 04033A100	Page 6 of 8 Pages
SCHEDULE 13D

Item 1.  Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by ARIAD Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 29, 2013 (the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 12,000,000 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $45 million (including commissions). The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On February 20, 2014, the Reporting Persons entered into an agreement with the Issuer (the “Nomination Agreement”) pursuant to which the Issuer agreed to immediately appoint Alexander Denner to the Issuer’s board and to subsequently appoint an additional director to the board approved by Alexander Denner.

In connection with the Nomination Agreement, the Reporting Persons also entered into a confidentiality agreement with the Issuer (“Confidentiality Agreement”).  Copies of the Nomination Agreement and Confidentiality Agreement are filed herewith as exhibits and incorporated herein by reference, and any description herein of the Nomination Agreement or the Confidentiality Agreement is qualified in its entirety by reference to the Nomination Agreement and Confidentiality Agreement filed herewith.

Item 5.  Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Initial Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 12,000,000 Shares representing approximately 6.46% of the Issuer's outstanding Shares (based upon the 185,656,233 Shares stated to be outstanding as of October 31, 2013 by the Issuer in the Issuer’s Form 10−Q for the quarterly period ended September 30, 2013).

(b) For purposes of this Schedule 13D:

Sarissa Domestic has sole voting power and sole dispositive power with regard to 7,183,199 Shares.  Sarissa Offshore has sole voting power and sole dispositive power with regard to 4,816,801 Shares.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 12,000,000 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner and as controlling the ultimate general partner of each of the Sarissa Funds, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 12,000,000 Shares held by the Sarissa Funds.

CUSIP No. 04033A100	Page 7 of 8 Pages
SCHEDULE 13D

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended by adding the following:

See Item 4

Item 7.  Material to Be Filed as Exhibits.

1           Nomination Agreement

2           Confidentiality Agreement

CUSIP No. 04033A100	Page 8 of 8 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2014

SARISSA CAPITAL MANAGEMENT LP

By:           /s/ Seth Platt_______________________
Name: Seth Platt
Title: Chief Operating Officer & Chief Compliance Officer

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:           /s/ Seth Platt_______________________
Name: Seth Platt
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:           /s/ Seth Platt_______________________
Name: Seth Platt
Title: Authorized Person

/s/Alexander J. Denner________________________
Alexander J. Denner